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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                             PINNACLE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                 Options to Purchase Common Stock, No Par Value
                         (Title of Class of Securities)

                                      N/A*
                      (CUSIP Number of Class of Securities)

                                 Mark L. Sanders
                            280 North Bernardo Avenue
                         Mountain View, California 94043
                                 (650) 526-1600

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                             Chris F. Fennell, Esq.
                           Christian E. Montegut, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

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         Transaction Valuation+                             Amount of Filing Fee
--------------------------------------------------------------------------------
 $36,455,600.90................................................ $7,291.13
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+    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,474,177 shares of common stock of Pinnacle Systems, Inc. having an aggregate value of $36,455,600.90 as of November 15, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing Party: Not applicable.
                           Date Filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 723481107.

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Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated November 16, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 2. Subject Company Information.


     (a) The name of the issuer is Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Company"). The address of its principal executive offices is 280 North Bernardo Avenue, Mountain View, California 94043. The telephone number at that address is (650) 526-1600.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange the options outstanding under the Company's 1996 Stock Option Plan and the Company's 1996 Supplemental Stock Option Plan (collectively, the "Plans") to purchase shares of the Company's Common Stock, no par value (the "Option Shares"), for new options that will be granted under the same Pinnacle Stock Option Plan under which your tendered options were granted (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange and the related Memorandum from Mark L. Sanders to Employees attached hereto as Exhibit (a)(3) (together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"). If you are not an employee of Pinnacle or one of its subsidiaries who lives or works in the United States, France, Germany, Japan or the United Kingdom you will not be eligible to accept the Offer. If you are a director or an officer, within the meaning of Section 16(b) of the Securities Act of 1933, as amended, (the "Securities Act"), of Pinnacle, you will also not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference. As of November 5, 2001, the total number of shares of common stock underlying outstanding options issued under the Plans was 13,024,477,83% of which are held by current employees eligible to participate in the Offer.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.


Item 3. Identity and Background of Filing Person.


     (a) The filing person is the issuer. A list of Pinnacle's officers and directors is incorporated herein by reference to Schedule A-1 to the Offer to Exchange. The information set forth under Item 2(a) above is incorporated herein by reference.


Item 4. Terms of the Transaction.


     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"),
Section 6 ("Acceptance of options for exchange and issuance of new options"),
Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in France"), Section 16C ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in Japan"), Section 18 ("Material Tax Consequences for Employees Who are Tax Residents in the United Kingdom") and
Section 19 ("Extension of offer; termination; amendment") are incorporated herein by reference.

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     (b) The information set forth in the Offer to Exchange under Section 11
("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 20 ("Fees and expenses") is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Not applicable

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth on pages F-1 through F-27 of Pinnacle's Annual Report on Form 10-K for its fiscal year ended June 30, 2001 and on pages 2 through 11 of Pinnacle's Quarterly Report on Form 10-Q for the first quarter of Fiscal 2002 ended September 30, 2001, which contain Pinnacle's financial statements, are incorporated herein by reference. The summary financial statements of Pinnacle set forth on Schedule B-1 to the Offer to Exchange are incorporated herein by reference.

     (b) Not applicable.


                                       -2-

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Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12. Exhibits.

     (a) (1) Offer to Exchange Certain Outstanding Options for New Options dated November 16, 2001.

         (2) Election Form.

         (3) Memorandum from President and Chief Executive Officer to Employees dated November 16, 2001.

         (4) Notice to Withdraw from the Offer.

         (5) Form of Promise to Grant Stock Option(s).

     (b) Not applicable.

     (d) (1) Pinnacle Systems, Inc. 1996 Stock Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110), and incorporated herein by reference.

         (2) Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.3 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110), and incorporated herein by reference.

         (3) Pinnacle Systems, Inc.1996 Stock Plan Prospectus

         (4) Pinnacle Systems, Inc. 1996 Supplemental Stock Plan Prospectus.

     (g) Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a) Not applicable.


                                       -3-

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                   PINNACLE SYSTEMS, INC.

                                                   By: /s/ Arthur D. Chadwick
                                                   -----------------------------
                                                   Arthur D. Chadwick
                                                   Chief Financial Officer

Date: November 16, 2001



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                                INDEX TO EXHIBITS

     Exhibit
     Number  Description

     (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated November 16, 2001.

     (a)(2)  Election Form.

     (a)(3) Memorandum from President and Chief Executive Officer to Employees dated November 16, 2001.

     (a)(4)  Notice to Withdraw from the Offer.

     (a)(5)  Form of Promise to Grant Stock Option(s).

     (a)(6) Pinnacle Systems, Inc. 1996 Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc. Registration Statement on Form S-8 (No. 333-51110), incorporated herein by reference.

     (a)(7) Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110), incorporated herein by reference.

     (a)(8)  Pinnacle Systems, Inc. 1996 Stock Option Plan Prospectus

     (a)(9)  Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan
             Prospectus

    (a)(10) Email from Pinnacle Systems, Inc. to Employees dated November 16, 2001 summarizing the terms of the Offer to Exchange.

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